UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company)

SOUTHWALL TECHNOLOGIES INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Dennis Capovilla

President and Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott C. Dettmer, Esq.

Paul E. Sieminski, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California 94063

(650) 321-2400

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 filed by Southwall Technologies Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) In the subsection entitled “Merger Agreement”, the first full paragraph on page 3 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are solely intended to provide holders of Shares with information regarding the material terms of the Merger Agreement and, accordingly, such summary and description of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which has been incorporated herein by reference.”

(2) In the subsection entitled “Effect of the Merger on Company Stock Options”, the second paragraph on page 9 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“The Merger Agreement provides that, at the Effective Time, all Company stock options, whether vested or unvested, to purchase Shares will become fully vested and be cancelled, with the holder thereof becoming entitled to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (a) the Offer Price over (b) the exercise price per Share subject to such stock option multiplied by (ii) the number of Shares subject to such option; provided, that if the exercise price per Share is equal to or greater than the Offer Price, such option will be cancelled without any cash payment. Such payments shall be made to the holders of such stock options by the Surviving Corporation or the Company (as applicable) as soon as reasonably practicable after the Acceptance Time, but in no event later than ten business days thereafter.”

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) In the subsection entitled “Background of the Offer”, the last paragraph on page 9 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“As of October 6, 2011, the non-employee directors and executive officers of the Company held options to purchase an aggregate of 684,003 Shares, with exercise prices ranging from $2.25 to $11.00 per Share and a weighted average exercise price of approximately $5.09 per Share. If the non-employee directors and executive officers were to exercise all of their options and tender all of their Shares from such exercise and those Shares were accepted for purchase and purchased by Purchaser, the non-employee directors and executive officers would receive an aggregate of $5,819,181 in cash, without interest and less any applicable withholding taxes. The excess of the Offer Price over the applicable exercise price, with respect to the unvested portion of options held by each non-employee director, without interest and less any applicable withholding taxes, is as follows: William Berry $58,150; George Boyadjieff, $58,150; Dennis Bunday $84,838; Dr. R. Eugene Goodson $80,138; Andre Horn $70,338; Jami K. Dover Nachtsheim $58,150; Peter Salas $58,150. All of the options held by the non-employee directors and executive officers have exercise prices that are less than the Offer Price.”

(2) In the subsection entitled “Background of the Offer”, the last paragraph on page 19 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“On April 11, 2011, the Company formally engaged Needham & Company as its exclusive financial advisor with respect to a sale or merger of the Company, including the possible acquisition of the Company by Parent. The Board considered the engagement of advisors other than Needham & Company and engaged Needham & Company based on their experience as a financial advisor in mergers and acquisitions as well as their familiarity with the Company and its industry generally. For additional information on the relationship between the Company and Needham & Company, see “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.”

(3) The subsection entitled “Background of the Offer” is hereby amended and supplemented by adding the following as the fourth full paragraph on page 20:

“On April 30, 2010, Parent purchased all of the outstanding shares of Novomatrix Pte. Ltd. (“Novomatrix”), which had a performance window films business marketed to the premium segment of the automotive aftermarket and architectural applications. Novomatrix had separately been a customer of the Company prior to its acquisition by Parent, which commercial relationship continued following its acquisition. In early May 2010, representatives of Parent and representatives of the Company discussed the impact of the Novomatrix acquisition on the existing commercial relationship between the Company and Parent.”

(4) In the subsection entitled “Background of the Offer”, the fifth and sixth full paragraphs on page 20 are hereby amended and supplemented by replacing the paragraphs in their entirety with the following:

“On May 18, 2011, Parent sent a letter to the Company formally withdrawing its acquisition proposal due to the inability of the parties to reach a mutually satisfactory understanding on the terms of the acquisition or a long-term extension to the Distribution Agreement despite a lengthy effort to do so. In its letter, Parent indicated that it would prefer to focus the parties’ attention on an extension to the Distribution Agreement, as the Company was a key supplier of Parent and replacing the Company as a source of supply could require significant time, effort and expense.

On May 20, 2011, the Company sent a letter to Parent thanking them for their interest in acquiring the Company and informing them that the Company would be pleased to continue its commercial relationship with Parent but not on an exclusive basis. The Company believed that Parent would continue to purchase and distribute product from the Company on a non-exclusive basis if the exclusive commercial relationship was not extended past December 31, 2011, but recognized the risks that Parent may cease purchasing and distributing the Company’s products altogether and that it may take the Company 3-6 years to develop alternative distribution channels for product distributed by Parent, if it were able to develop such channels at all.”

(5) In the subsection entitled “Background of the Offer”, the second to last paragraph on page 21 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“On June 22, 2011, the Company Board held a special telephonic meeting at which they reviewed the recent discussions with Parent and the proposed non-binding letter of intent, particularly the contemplated exclusivity period. Representatives of Needham & Company were present at this meeting. In considering the decision to enter into the non-binding letter of intent, the Company Board discussed factors such as (i) the Company Board’s and Company management’s knowledge of the high performance films industry and the competition within the industry, (ii) the level of capital expenditure required to achieve the Company’s growth targets, (iii) the Company’s commercial relationship with Parent, and (iv) the preliminary financial analysis previously presented to the Company Board by Needham & Company. Based on the foregoing, the Company Board determined that Parent had submitted an attractive offer and that the Company should pursue the proposal further, subject to negotiation of an appropriate exclusivity term. The Company Board did not have reason to believe that Dolphin Direct Equity Partners, L.P. or entities affiliated with Needham Capital Partners had a desire to liquidate their shareholdings in the Company and did not consider this factor in deciding to enter into the non-binding letter of intent with Parent.”

(6) In the subsection entitled “Background of the Offer”, the second to last paragraph on page 23 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“On September 14, 2011, the Company formally engaged Seven Hills Partners LLC (“Seven Hills”), to review the terms of the proposed offer for purposes of rendering a fairness opinion to the Company Board. Seven Hills was engaged to render a fairness opinion to the Company Board due to Needham & Company’s potential conflict of interest arising out of the significant shareholdings of certain of its affiliated entities. Seven Hills had not previously provided services to the Company nor had it received any prior fees from the Company.”

(7) In the subsection entitled “Background of the Offer”, the first paragraph on page 24 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“On September 16, 2011, a member of the Company Board received a voicemail message containing an unsolicited indication of interest in a possible strategic transaction. The message did not indicate whether the strategic transaction involved an acquisition of the Company and did not provide any information on proposed price or other terms. Due to several factors, including, among others, (i) the Company’s exclusivity arrangement with Parent, (ii) the significant progress to date with respect to the Parent transaction and the time required for the other party to launch a credible and competitive acquisition process, (iii) the fact that the potential acquirer did not have a track record of significant acquisitions, and (iv) the price offered by Parent with respect to the proposed acquisition, this indication of interest was not pursued by the Company.”

(8) In the subsection entitled “Background of the Offer”, the second paragraph on page 25 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“Also on October 2, 2011, representatives of Gunderson Dettmer sent to representatives of Parent proposed amendments to the employment agreement for certain executives of the Company that could be signed by the executives to clarify the terms of their employment with the Company. The compensation committee of the Company Board had determined that it was advisable and in the best interests of the Company to provide greater certainty on the employment terms of the executives. The Company Board also determined that it was in the best interest of the Company to enter into revised employment agreements with the Company executives. In making this determination, the Board considered a number of factors, including the interests of the executives and the fact that entering into revised employment agreements would facilitate the transaction process with Parent if successful, or be in the best interests of the Company if not. This determination was based in part on prior discussions between representatives of the Company and the Parent, in which Parent indicated a desire for certainty as to the executives’ employment terms prior to and following the closing of the transaction. Over the course of the next several days, the parties discussed the terms of these agreements.”

(9) In the subsection entitled “Background of the Offer”, the sixth and seventh paragraphs on page 25 are hereby amended and supplemented by replacing the paragraphs in their entirety with the following:

“On October 5, 2011, the Company received (1) an unsolicited indication of interest in a possible transaction from an investment partnership and (2) an unsolicited indication of interest in a potential strategic relationship from a non-US corporation. The Company also received a report from an investment bank that certain of the bank’s contacts were interested in exploring potential strategic transactions with the Company. None of these communications provided any information on proposed price or other terms. After consultation with representatives of Needham & Company and consideration of several factors, including, among others, (i) the Company’s exclusivity arrangement with Parent, (ii) the significant progress to date with respect to the Parent transaction and the time required for the other parties to launch a credible and competitive acquisition process, (iii) uncertainty about the credibility of the third parties, and (iv) the price offered by Parent with respect to the proposed acquisition, these indications of interest were not pursued by the Company.

On October 6, 2011, representatives of Parent and representatives of the Company reached final agreement on an estimate of the Company’s transaction expenses ($3.7 million) to be used for purposes of calculating the price per Share. Based on the agreed upon estimated expenses, the parties reduced the total enterprise value of the transaction to take into account the amount by which the estimated expenses exceeded the previously agreed $1.5 million expense cap, which resulted in an enterprise value of approximately $113 million and corresponded to a per Share price of $13.60. In addition, on October 6, 2011, Messrs. Donnelly and Capovilla finalized the terms of the Purchase Order.”

(10) The subsection entitled “Financial Projections” on page 31 is hereby amended and supplemented by replacing the subsection in its entirety with the following:

“The management of the Company prepared certain non-public business and financial information about the Company, including certain financial projections for 2011 through 2015. The financial projections set forth below were provided to Needham & Company and Seven Hills. Additionally, the Company provided certain other financial projections to Seven Hills which it used to calculate unlevered free cash flows for purposes of preparing a discounted cash flow analysis. See the subsection below entitled “Discounted Cash Flow Analysis”. Collectively, the financial projections prepared by the Company are referred to as the “Projections.”

	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Net Revenues	$54,911	$57,706	$71,275	$85,971	$103,768
Cost of Revenues	32,431	33,050	40,270	49,349	60,547

Gross Profit	$22,480	$24,656	$31,005	$36,622	$43,221

Operating Expenses:
Research and development	$4,299	$4,958	$5,593	$6,438	$6,752
Selling, general and administrative	11,892	12,783	14,062	16,146	17,920
Goodwill and intangible assets impairment (1)	1,833	0	0	0	0

Total operating expenses	$18,024	$17,741	$19,655	$22,584	$24,672

Income from operations	$4,456	$6,914	$11,350	$14,038	$18,549

Interest expense net	($275)	($172)	($972)	($784)	($606)
Other income (expense) net	354	0	0	0	0

Income before provision for income taxes	$4,535	$6,742	$10,377	$13,254	$17,943

Provision for income taxes	$1,872	$2,714	$4,147	$5,272	$7,165

Net income	$2,663	$4,028	$6,230	$7,982	$10,779

Net Loss attributable to noncontrolling interest	$219	$0	$0	$0	$0

Net income attributable to Company	$2,882	$4,028	$6,230	$7,982	$10,779

Deemed dividend on preferred stock	$489	$489	$489	$489	$489

Net income attributable to common stockholders	$2,393	$3,539	$5,741	$7,493	$10,290

	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Diluted EPS (2)	$0.55	$0.53	$0.78	$0.95	$1.23

Diluted Shares Outstanding (thousands) (3)	7,277	7,582	7,961	8,359	8,777

EBITDA (4)	$10,184	$10,941	$18,265	$22,077	$26,675

(1)	The goodwill and intangible asset impairment represents a one-time charge of $1.833 million, taken in the quarter ended June 30, 2011, resulting from the Company’s write off of the entire balance of this account that is attributable to its glass segment. The amount of this non-cash impairment charge was included for the year ending December 31, 2011 since such charge is not reasonably likely to recur within two years and there was not a similar charge within the prior two years.
(2)	FY2011E EPS calculated by taking net income attributable to holders of the Shares and adding back one-time goodwill and intangible asset impairment of $1.833 million taxed at a 40% rate.
(3)	Diluted shares outstanding adjusted to reflect a 1-for-5 reverse stock split on March 14, 2011; FY2011E diluted shares outstanding based on LTM diluted shares outstanding.
(4)	EBITDA is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines EBITDA as net income, net of net interest expense, plus provision for income taxes, plus depreciation and amortization. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. This non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. Non-GAAP measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The Company believes that net income is the most directly comparable GAAP measure to EBITDA. Set forth below are reconciliations of Non-GAAP EBITDA to the GAAP measure net income, for the periods covered by the Projections set forth above. These reconciliations were not provided to Parent in connection with its due diligence investigation or to Seven Hills.

Reconciliation of EBITDA	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Net income	$2,663	$4,028	$6,230	$7,982	$10,779
Interest expense, net	$275	$172	$972	$784	$606
Provision for income taxes	$1,872	$2,714	$4,147	$5,272	$7,165
Depreciation	$3,398	$3,989	$6,883	$8,006	$8,117
Amortization of Goodwill and Intangible assets	$143	$38	$33	$33	$8
Goodwill and intangible asset impairment (1)	$1,833	—	—	—	—

EBITDA	$10,184	$10,941	$18,265	$22,077	$26,675

(1)	The goodwill and intangible asset impairment represents a one-time charge of $1.833 million, taken in the quarter ended June 30, 2011, resulting from the Company’s write off of the entire balance of this account that is attributable to its glass segment. The amount of this non-cash impairment charge was added for purposes of calculating EBITDA for the year ending December 31, 2011 since such charge is not reasonably likely to recur within two years and there was not a similar charge within the prior two years

As discussed above, Seven Hills calculated unlevered free cash flows, which is a non-GAAP measure, based solely on information furnished by the Company. The Company believes that income from operations is the most directly comparable GAAP measure to unlevered free cash flows when used in a discounted flow analysis. Set forth below are reconciliations of non-GAAP unlevered free cash flows to GAAP net income, for the periods 2012-2015. These reconciliations were prepared by the Company and are based on Projections for the periods shown. These reconciliations were not provided to Parent in connection with its due diligence investigation or to Seven Hills.

	Year Ending December 31,
(in thousands)	2012	2013	2014	2015
Cash Flows From Operating Activities:
Net Income	$4,028	$6,230	$7,982	$10,779
Adjustments to reconcile net cash (used in) provided by operating activities:
Interest expense, net	$172	$972	$784	$606
Depreciation & Amortization	$4,027	$6,915	$8,039	$8,125
Changes in operating assets and liabilities:
Accounts receivable, net	$291	$(2,161)	$(2,699)	$(3,862)
Inventories, net	$875	$(774)	$(1,934)	$(2,073)
other current assets	$(52)	$(83)	$(97)	$0
Accounts payable and accrued liabilities**	$590	$1,140	$1,687	$2,309

Net cash (used in) provided by operating activities	$9,931	$12,242	$13,762	$15,884

Cash flows from investing activities:
Expenditures for property, plant and equipment	$(22,039)	$(14,306)	$(2,462)	$(5,157)

Net cash used in investing activities	$(22,039)	$(14,306)	$(2,462)	$(5,157)

Unlevered Free Cash Flows	$(12,108)	$(2,065)	$11,300	$10,727

**	Excludes current portion of long term debt and dividends payable with respect to outstanding Preferred Stock, in each case as calculated in accordance with GAAP.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The Company’s internal financial forecasts, upon which the Projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.

The Projections are forward-looking statements that reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Although the Company believes the assumptions underlying the Projections to be reasonable, all Projections are inherently uncertain, and the Company expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate or that any of the Projections will be realized.

The Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the Projections and accordingly assumes no responsibility for them.

The inclusion of the Projections should not be regarded as an indication that any of the Company, Parent or their respective affiliates or representatives considered or considers the Projections to be a prediction of actual future events, and the Projections should not be relied upon as such. Accordingly, the Projections are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future result of operations and financial condition of the Company. The Projections were reviewed by the Company Board and were, at the direction of the Company and the Company Board, used by Seven Hills in connection with the preparation of its fairness opinion and the related financial analysis.

None of the Company, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

To the extent stockholders give any consideration to the Projections themselves, stockholders should carefully consider the assumptions, risks and uncertainties inherent in such Projections in making any decision to tender their Shares in the Offer.”

(11) In the subsection entitled “Trading and Transaction Statistics”, the second to last paragraph on page 35 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“For purposes of Seven Hill’s opinion, all per share amounts were calculated using “fully diluted shares outstanding,” which for purposes of Seven Hill’s opinion and as used throughout this section entitled “ – Opinion of Seven Hills” reflects the treasury stock method and includes Shares issuable upon conversion of the Preferred Stock. In addition, for 2011 fully diluted shares outstanding were based on last twelve months shares outstanding, including the effect of the Company’s 1-for-5 reverse stock split on March 14, 2011.”

(12) In the subsection entitled “Selected Public Companies Analysis”, the last paragraph on page 36 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“Seven Hills chose these companies because they are publicly-traded companies that are involved in a similar business as the Company and that, for purposes of the analysis, Seven Hills considered reasonably comparable to the Company. The selected publicly-traded companies may significantly differ from the Company based on, among other things, the size of the companies, the geographic coverage of the companies’ operations and the particular business segments in which the companies focus.”

(13) In the subsection entitled “Selected Public Companies Analysis”, the paragraph above the second table on page 37 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“This analysis indicated implied per Share ranges for the Company as of October 5, 2011 as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger. The following implied per Share values based on the revenue and EBITDA multiples were calculated by multiplying the implied multiple by the applicable financial metric, subtracting debt and adding cash and cash equivalents as of June 30, 2011 and dividing the result by the Company’s fully diluted shares outstanding. The following implied per Share values based on the EPS multiples were calculated by multiplying the implied multiple by the applicable EPS metric:”

(14) In the subsection entitled “Selected Precedent Transactions Analysis”, the paragraph above the third table on page 38 is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

“This analysis indicated implied per Share ranges for the Company as of October 5, 2011 as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger. The following implied per Share values were calculated by multiplying the implied multiple by the applicable financial metric, subtracting debt and adding cash and cash equivalents as of June 30, 2011 and dividing the result by the Company’s fully diluted shares outstanding:”

(15) The subsection entitled “Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the subsection in its entirety with the following:

“Seven Hills performed a discounted cash flow analysis to calculate the estimated present value of the unlevered free cash flows that the Company was forecast to generate during fiscal years 2012 through 2015. Seven Hills calculated terminal values for the Company at December 31, 2015, based on EBITDA multiples ranging from 5.0x to 7.0x. The EBITDA multiple range was based on a review of the current trading multiples for comparable public companies involved in the glass and glass coating related market (as listed above). As detailed in the table below, unlevered free cash flows were calculated based solely on the Projections furnished by the Company, by taking projected income from operations and subtracting projected taxes, capital expenditures and changes in working capital, and adding back projected depreciation and amortization. In performing this analysis, Seven Hills utilized discount rates ranging from 10.0% to 12.0%, based on the estimated weighted average cost of capital of the US-based comparable glass and glass coating related companies. This group of companies included PPG Industries, Inc., Solutia Inc. and Apogee Enterprises, Inc. Utilizing this methodology, the implied per Share reference range for the Company was $11.76 to $16.97, as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger.

The following table presents the calculation of unlevered free cash flows for each period presented based solely on Projections provided by the Company.

Unlevered Free Cash Flows	Year Ending December 31,
(in thousands)	2012	2013	2014	2015
Income from Operations	$6,914	$11,350	$14,038	$18,549
Income Tax	$(2,714)	$(4,147)	$(5,272)	$(7,165)
Depreciation and Amortization	$4,027	$6,915	$8,039	$8,125
Capital Expenditures	$(22,039)	$(14,306)	$(2,462)	$(5,157)
Change in Working Capital(1)	$1,704	$(1,877)	$(3,043)	$(3,625)
Unlevered Free Cash Flows	$(12,108)	$(2,065)	$11,300	$10,727

(1)	Change in working capital is calculated as working capital, excluding the projected amount of the current portion of long term debt and dividends payable with respect to outstanding Preferred Stock. Such projected amounts were furnished by the Company to Seven Hills.”

Item 8.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) In the subsection entitled “Other Foreign Laws”, the third full paragraph on page 42 is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

“On November 14, 2011, the FCO cleared the purchase of Shares pursuant to the Offer without conditions. Accordingly, the condition of the Offer related to the receipt of the required antitrust approvals has been satisfied.”

(2) A subsection entitled “Litigation” is hereby created by adding the following after the second paragraph on page 45:

“On October 31, 2011 and November 1, 2011, three purported class action lawsuits were filed on behalf of the Company’s stockholders related to the sale of the Company to Parent and Purchaser. The suits name as defendants some combination of the Company and members of the Company Board (collectively, the “Company Defendants”), Parent and Purchaser (collectively, the “Parent Defendants”), Dolphin and certain stockholders affiliated with the Needham Entities (collectively, the “Stockholder Defendants”).

Two complaints were filed in the Santa Clara Superior Court of California on October 31, 2011: Geometric Trading Company v. Capovilla et al. (Case No. 111CV212244); and Beckett v. Capovilla et al. (Case No. 111CV212260). One complaint was filed in the Court of Chancery in the State of Delaware on November 1, 2011: Parcell v. Southwall Technologies, Inc. et al. (C.A. No. 7003-VCL).

The complaints generally allege that (i) the Company Defendants breached their fiduciary duties of care, loyalty, and good faith by facilitating the sale of the Company to Parent and Purchaser through an unfair process at an unfair price; (ii) the Company Defendants breached their fiduciary duty of disclosure by omitting or misstating material information regarding the sale; (iii) the Offer and the Merger unfairly benefit certain members of the Company Board, to the disadvantage of Company stockholders; (iv) the Stockholder Defendants breached their fiduciary duties to minority stockholders by facilitating the sale of the Company to Parent and Purchaser; and (v) the Stockholder Defendants and Parent Defendants aided and abetted the Company Defendants’ alleged breaches of fiduciary duties.

The complaints seek, among other relief, to enjoin the Offer and the Merger, a declaration that the Company Defendants have breached their fiduciary duties to stockholders or aided and abetted those breaches, compensatory damages, or rescission of the Offer and the Merger in the event such transactions have been completed and an award of costs, including reasonable attorneys’ and expert fees.

On November 1, 2011, plaintiff Parcell filed a motion to expedite the proceedings in Delaware, seeking to expedite discovery and schedule a preliminary injunction hearing. The Delaware Court of Chancery denied the motion on November 8, 2011.

On November 3, 2011, plaintiff Geometric Trading Company filed an application for a temporary restraining order and expedited discovery in the Santa Clara Superior Court of California.

On November 14, 2011, the parties to the putative class actions filed in California Superior Court and the Delaware Court of Chancery (the “Actions”) reached an agreement in principle providing for the settlement of the Actions on terms and conditions set forth in a memorandum of understanding and subject to approval by the California Superior Court and the Delaware Court of Chancery. In addition, the hearing on the application for a temporary restraining order filed by plaintiff Geometric Trading Company, which was previously set for November 21, 2011, was vacated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis Capovilla
Name: Dennis Capovilla
Title: President and Chief Executive Officer

Dated: November 14, 2011